CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – PREPARED BY MANAGEMENT

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2022 & 2021

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2022 & 2021

The accompanying unaudited condensed interim consolidated financial statements of Red Metal Resources Ltd. (the “Company”) for the three and nine months ended October 31, 2022 and 2021, have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim statements by an entity’s auditor. These unaudited condensed interim consolidated financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited)

		October 31,	January 31,
	Note	2022	2022

ASSETS
Current
Cash		$34,410	$474,317
Prepaids and other receivables	8	215,810	152,947
Total current assets		250,220	627,264

Equipment	7	57,263	22,637
Exploration and evaluation assets	6	746,093	821,773
Total assets		$1,053,576	$1,471,674

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current
Accounts payable		$116,531	$87,938
Accrued liabilities		34,316	102,208
Due to related parties	11	387,168	57,254
Notes payable	11	2,143,616	-
Total current liabilities		2,681,631	247,400

Long-term notes payable to related parties	11	-	1,555,503
Long-term amounts due to related parties	11	-	159,513
Withholding taxes payable	9	137,918	151,907
Total liabilities		2,819,549	2,114,323

Shareholders’ deficit
Share capital	10	8,176,210	7,755,830
Share-based payment reserve	10	4,078,514	4,034,929
Deficit		(13,563,508)	(12,144,764)
Accumulated other comprehensive loss		(457,189)	(288,644)
Total shareholders’ deficit		(1,765,973)	(642,649)
Total liabilities and shareholders’ deficit		$1,053,576	$1,471,674

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs                                                                         /s/ Joao (John) da Costa

Director                                                                             Director

1 | Page

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS (Expressed in Canadian Dollars) (Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2022	2021	2022	2021
			(restated)*		(restated)*
Operating expenses:
Amortization	7	$4,686	$2,011	$14,231	$6,836
Consulting fees	11	45,000	54,186	142,520	139,929
General and administrative		81,218	44,137	340,192	117,003
Mineral exploration costs	11	2,609	3,693	642,313	119,919
Professional fees	11	14,137	66,631	58,211	221,153
Regulatory		7,845	5,754	48,268	38,354
Rent	11	-	3,000	-	9,000
Salaries, wages and benefits		12,750	19,906	48,249	38,409
		(168,245)	(199,318)	(1,293,984)	(690,603)
Other items
Foreign exchange loss		24	875	(5,432)	(2,378)
Interest on notes payable	11	(42,323)	(30,178)	(119,328)	(87,244)
Net loss		(210,544)	(228,621)	(1,418,744)	(780,225)

Foreign currency translation		(31,754)	(115,386)	(168,545)	(84,273)
Comprehensive loss		$(242,298)	$(344,007)	$(1,587,289)	$(864,498)

Net loss per share – basic and diluted		$(0.00)	$(0.01)	$(0.03)	$(0.02)
Weighted average number of shares outstanding - basic and diluted:		54,866,625	45,097,087	53,594,061	43,591,248

 *Restated for change in presentation currency (Note 3)

2 | Page

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars) (Unaudited)

		Share Capital
	Note	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit
Balance, January 31, 2021 (restated)*		41,218,008	$ 6,409,558	$ 3,521,907	$ (10,522,764)	$ (226,211)	$ (817,510)
Shares issued for private placement		3,849,668	577,450	-	-	-	577,450
Share issuance costs		-	(80,512)	58,273	-	-	(22,239)
Shares issued for services		29,411	12,117	-	-	-	12,117
Cash received from short sell fees		-	-	9,976	-	-	9,976
Net loss for the period ended October 31, 2021		-	-	-	(780,225)	-	(780,225)
Foreign exchange translation		-	-	-	-	(84,273)	(84,273)
Balance, October 31, 2021 (restated)*		45,097,087	$ 6,918,613	$ 3,590,156	$ (11,302,989)	$ (310,484)	$ (1,104,704)

Balance at January 31, 2022		51,557,959	$ 7,755,830	$ 4,034,929	$ (12,144,764)	$ (288,644)	$ (642,649)
Shares issued for private placement	10	3,308,666	479,757	16,543	-	-	496,300
Share issuance costs	10	-	(59,377)	25,076	-	-	(34,301)
Share-based compensation	10	-	-	1,966	-	-	1,966
Net loss for the period ended October 31, 2022		-	-	-	(1,418,744)	-	(1,418,744)
Foreign exchange translation		-	-	-	-	(168,545)	(168,545)

Balance, October 31, 2022		54,866,625	$ 8,176,210	$ 4,078,514	$ (13,563,508)	$ (457,189)	$ (1,765,973)

*Restated for change in presentation currency (Note 3)

3 | Page

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) (Unaudited)

	Nine months ended October 31,
	2022	2021
Cash flows used in operating activities		(restated)*
Net loss	$(1,418,744)	$(780,225)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	119,328	87,244
Amortization	14,231	6,836
Stock-based compensation	1,966	12,117
Changes in operating assets and liabilities
Prepaids and other receivables	(64,185)	(34,984)
Accounts payable	29,078	47,607
Accrued liabilities	(65,311)	(14,940)
Due to related parties	169,752	115,647
Net cash used in operating activities	(1,213,885)	(560,698)

Cash flows used in investing activities
Acquisition of equipment	(55,572)	-
Net cash used in investing activities	(55,572)	-

Cash flows provided by financing activities
Issuance of notes payable to related parties	432,702	39,475
Cash received on subscription to shares	496,300	577,450
Share issuance costs	(34,301)	(22,242)
Cash received on subscription to subscription receipts	-	947,823
Cash received from short sell fees	-	9,976
Net cash provided by financing activities	894,701	1,552,482

Effects of foreign currency exchange	(65,151)	(10,950)

Change in cash	(439,907)	980,834
Cash, beginning	474,317	60,486
Cash, ending	$34,410	$1,041,320

Cash	$34,410	$68,391
Cash held in trust	-	972,929
Cash and cash held in trust, ending	$34,410	$1,041,320

*Restated for change in presentation currency (Note 3)

4 | Page

The accompanying notes are an integral part of these condensed interim consolidated financial statement.

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 595 Burrard Street, Suite 700, Vancouver, British Columbia, V7X 1S8. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet's head office is located in Vallenar, III Region of Atacama, Chile.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at October 31, 2022, the Company has not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at October 31, 2022, the Company had $34,410 cash and working capital deficit of $2,431,411. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements and such adjustments may be material.

2.BASIS OF PREPARATION

These condensed interim consolidated financial statements were authorized for issue on December 28, 2022, by the directors of the Company.

a) Statement of Compliance and Basis of Presentation

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations  Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2022.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

During the year ended January 31, 2022, the Company changed its presentation currency from the United States dollar to Canadian dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 3 of these condensed interim consolidated financial statements. Reference herein to $ or CAD$ is to Canadian dollars, USD$ is to the US dollars.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

5 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

b) Significant accounting policies

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended January 31, 2022.

c) Accounting standards issued but not yet effective

Accounting standards, amendments to standards, or interpretations have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

3.CHANGE IN PRESENTATION AND FUNCTIONAL CURRENCY

Effective February 1, 2021, the Company changed its presentation currency to Canadian dollars from US dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its industry peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively.

The unaudited interim condensed consolidated financial statements for the three-month period ended October 31, 2021, have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, using the procedures outlined below:

•assets and liabilities were translated to CAD using exchange rates at October 31, 2021;

•income and expenses were translated using average exchange rates during the period ended October 31, 2021;

•share capital and deficit were translated at the historical rates prevailing at the dates of transactions; and

•differences arising from the translation of the results for the reporting period have been taken to the accumulated other comprehensive loss.

The change in presentation currency resulted in the following impact on the October 31, 2021, condensed interim consolidated statement of financial position:

6 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

Condensed Consolidated Statement of Financial Position

	October 31, 2021
	As reported, USD$	Restated, CAD$
Cash and cash held in trust	$840,859	$1,041,320
Other current assets	47,135	58,372
Equipment	19,282	23,879
Exploration and evaluation assets	647,026	801,277
Total assets	$1,554,302	$1,924,848

Current liabilities	$958,530	$1,187,043
Non-current liabilities	1,487,813	1,842,508
Total liabilities	2,446,343	3,029,551

Share capital	6,702,859	6,918,613
Share-based payment reserve	2,948,139	3,590,156
Deficit	(10,371,630)	(11,302,989)
Accumulated other comprehensive loss	(171,409)	(310,483)
Total shareholders’ deficit	(892,041)	(1,104,703)
Total liabilities and shareholders’ deficit	$1,554,302	$1,924,848

Condensed Consolidated Statement of Loss and Comprehensive Loss

	Three months ended October 31, 2021		Nine months ended October 31, 2021
	As reported, USD$	Restated, CAD$	As reported, USD$	Restated, CAD$
Operating expenses	$(158,617)	$(199,318)	$(555,648)	$(690,603)
Foreign exchange loss	696	875	(1,918)	(2,378)
Interest on notes payable	(24,015)	(30,178)	(69,918)	(87,244)
Net loss	(181,936)	(228,621)	(627,484)	(780,225)
Other comprehensive loss	(49,773)	(115,386)	(101,169)	(84,273)
Comprehensive loss	$(231,709)	$(344,007)	$(728,653)	$(864,498)
Earnings per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)

The functional currency of the Company and its wholly-owned subsidiary is the currency of the primary economic environment in which the entities operate. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. The continuation of Red Metal from Nevada to British Columbia, listing of its common shares on the Canadian Securities Exchange, as well as Canadian dollar denominated private placements, have significantly increased the Parent Company’s exposure to the Canadian dollar. Therefore, as of February 1, 2022, the Company adopted Canadian dollar as corporate entity’s functional currency on a prospective basis. Minera Polymet continues to use Chilean peso as its functional currency.

7 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

4.SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s condensed interim consolidated financial statements. As the COVID-19 pandemic and volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements:

•classification/allocation of expenses as exploration and evaluation expenditures;

•classification and measurement of the Company’s financial assets and liabilities;

•determination that the Company is able to continue as a going concern; and

•determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluations assets.

Key sources of estimation uncertainty include the following:

•the carrying value and recoverability of exploration and evaluation assets;

•recoverability and measurement of deferred tax assets;

•provisions for restoration and environmental obligations and contingent liabilities; and

•measurement of share-based transactions.

5.FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

Level 1 - quoted prices in active markets for identical assets and liabilities.

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

8 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

Categories of financial instruments

As at:	October 31, 2022	January 31, 2022
Financial assets:
FVTPL
Cash	$34,410	$474,317
Financial liabilities:
Amortized cost
Accounts payable	$116,531	$87,938
Accrued liabilities	$34,316	$102,208
Due to related parties	$387,168	$57,254
Notes payable	$2,143,616	$-

Assets and liabilities measured at fair value on a recurring basis:

As at October 31, 2022	Level 1	Level 2	Level 3	Total
Cash	$ 34,410	$ -	$ -	$ 34,410
	$ 34,410	$ -	$ -	$ 34,410

Accounts payable, accrued liabilities, due to related parties, and notes payable approximate their fair value due to the short-term nature of these instruments.

Risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk and liquidity risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities.

Credit risk:

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with a high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii.Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At October 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

9 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

iii.Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Historically, the Company's sources of funding have been through equity financings and loans from the Company’s management and its major shareholder; however, the Company cannot be certain that it will be able to raise sufficient funds to meet its short-term business requirements.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of October 31, 2022:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$150,847	$-	$-
Amounts due to related parties	387,168	-	-
Loans payable(1)	2,187,057	-	-
Withholding taxes payable	-	-	137,918
	$2,725,072	$-	$137,918

(1) Payments denominated in foreign currencies have been translated using the October 31, 2022, exchange rate.

6.EXPLORATION AND EVALUATION ASSETS

As of October 31, 2022, and January 31, 2022, the Company’s interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. The Company capitalizes acquisition costs incurred on the Company’s exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present, as of October 31, 2022 and January 31, 2022, acquisition costs associated with each property:

Exploration and evaluation assets at October 31, 2022

	January 31, 2022	Effect of foreign currency translation	October 31, 2022
Farellón Project
Farellón	$432,389	$(39,820)	$392,569
Quina	166,660	(15,349)	151,311
Exeter	169,270	(15,589)	153,681
Sub-total, Farellón Project	768,319	(70,758)	697,561

Perth Project	53,454	(4,922)	48,532

Total costs	$821,773	$(75,680)	$746,093

10 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

Exploration and evaluation assets at January 31, 2022

	January 31, 2021 (restated)*	Effect of foreign currency translation	January 31, 2022
Farellón Project
Farellón	$473,792	$(41,403)	$432,389
Quina	182,618	(15,958)	166,660
Exeter	185,479	(16,209)	169,270
Sub-total, Farellón Project	841,889	(73,570)	768,319

Perth Project	58,574	(5,120)	53,454

Total costs	$900,463	$(78,690)	$821,773

*Restated for change in presentation currency (Note 3)

During the nine-month periods ended October 31, 2022 and 2021, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the nine-month period ended October 31, 2022

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$ 8,349	$ 19,385	$ 1,638	$ 29,372
Geology	82,038	-	-	82,038
Drilling	405,327	-	-	405,327
Equipment used	11,822	-	-	11,822
Camp costs (including meals and travel)	52,318	-	-	52,318
Assay costs	57,803	-	-	57,803
Total exploration costs	$ 617,657	$ 19,385	$ 1,638	$ 638,680

Exploration costs for the nine-month period ended October 31, 2021 (restated)*

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$ 24,457	$ 58,271	$ 4,924	$ 87,652
Geology	26,222	-	-	26,222
Camp costs (including meals and travel)	2,248	-	-	2,248
Total exploration costs	$ 52,927	$ 58,271	$ 4,924	$ 116,122

*Restated for change in presentation currency (Note 3)

In addition to the costs listed in the tables above, during the nine-month periods ended October 31, 2022 and 2021, the Company incurred $3,633 and $3,797 in regulatory fees associated with claim maintenance, respectively.

11 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

7.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at October 31, 2022 and January 31, 2021 are as follows:

Cost	Equipment
Balance at January 31, 2021	$53,715
Additions	-
Effect of foreign currency translation	(4,694)
Balance at January 31, 2022	49,021
Additions	55,572
Effect of foreign currency translation	(9,633)
Balance at October 31, 2022	$94,960
Accumulated depreciation
Balance at January 31, 2021	$19,833
Additions	8,626
Effect of foreign currency translation	(2,075)
Balance at January 31, 2022	26,384
Additions	14,231
Effect of foreign currency translation	(2,918)
Balance at October 31, 2022	$37,697
Net carrying amounts
Balance, January 31, 2022	$22,637
Balance, October 31, 2022	$57,263

8.PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at October 31, 2022 and at January 31, 2022:

	October 31, 2022	January 31, 2022
Chilean corporate tax prepayment	$595	$652
GST/HST receivable	17,395	11,785
Prepaid deposits for drilling program	-	21,065
Prepaid expenses for general and administrative fees	197,820	119,445
Total prepaids and other receivables	$215,810	$152,947

9.WITHHOLDING TAXES PAYABLE

On July 31, 2020, the Company reclassified $146,237 in Chilean withholding taxes payable from current liabilities to long-term liabilities. As at October 31, 2022, and at January 31, 2022, the Company had $137,918 and $151,907 in Chilean withholding taxes payable, respectively.

10.SHARE CAPITAL

On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia. The Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value (the “Shares”). The Company retroactively reclassified $6,424,684 associated with the historical share issuances from additional paid-in capital to common stock.

12 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

On May 16, 2022, the Company issued 3,308,666 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $496,300 (the “Unit Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.30 per common share, if exercised on or before May 16, 2023, and at a price of $0.60, if exercised between May 16, 2023 and on or before May 16, 2024. The Warrants were assigned $0.005 per warrant share value based on the residual method, as the fair market value of the Shares was below the offering price.

In connection with the Unit Offering, the Company incurred $3,987 in regulatory fees, paid cash commissions aggregating $30,314, and issued 202,090 Warrants to registered broker-dealers valued at $25,076. The Warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the Unit Offering. The Company used Black-Scholes option pricing model to determine the value of the broker warrants. The following assumptions were used:

Expected life of the broker warrants	2 years
Risk-free interest rate	2.64%
Expected dividend yield	Nil
Expected share price volatility	242%
Fair value at the date of transaction	$0.145

Warrants

The changes in the number of warrants outstanding during the nine-month period ended October 31, 2022, and for the year ended January 31, 2022, are as follows:

	Nine months ended October 31, 2022		Year ended January 31, 2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	10,688,239	$0.36	-	$	n/a
Warrants issued	3,510,756	$0.45	10,688,239		$0.36
Warrants outstanding, ending	14,198,995	$0.38	10,688,239		$0.36

Details of warrants outstanding as at October 31, 2022, are as follows:

Number of warrants exercisable	Grant date	Exercise price
3,849,668	May 17, 2021	$0.20 expiring on May 17, 2024, as extended on May 2, 2022
149,310 (1)	May 17, 2021	$0.20 expiring on May 17, 2024, as extended on May 2, 2022
6,460,872	November 23, 2021	$0.30 if exercised prior to November 23, 2022; $0.60 if exercised after November 23, 2022 but prior to November 23, 2023
228,389 (1)	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 is exercised after November 23, 2022 but prior to November 23, 2023
3,308,666	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
202,090(1)	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
14,198,995

(1)Broker warrants.

At October 31, 2022, the weighted average life of the warrants was 1.31 years.

13 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

Options

On July 13, 2021, the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may, from time to time, at their discretion and in accordance with the CSE requirements, grant stock options to directors, officers, and technical consultants for up to 10% of the issued and outstanding common Shares of the Company.  Such options are exercisable for a period of up to ten years from the date of grant.  Exercise price and vesting terms are determined at the time of grant by the Board of Directors.

On November 24, 2021, the Company’s board of directors granted 1,750,000 incentive stock options to its directors, officers, and consultants.  The stock options are exercisable at a price of $0.25 per Share for a period of five years expiring on November 24, 2026.  The options to acquire up to 1,700,000 Shares vested immediately upon grant, therefore the Company recognized $330,425 as share-based compensation for the period ended January 31, 2022. The fair value of these stock options was estimated using the Black-Scholes Option Pricing model using the following assumptions:

November 24, 2021
Expected life	5 years
Annualized volatility	186%
Risk-free interest rate	1.56%
Dividend yield	Nil
Fair Value at the date of grant	$0.20

The option to acquire up to 50,000 Shares issued to a consultant for investor relation services vests over a period of 12 months at a rate of 12,500 Shares per quarter beginning on February 24, 2022. During the nine-month period ended October 31, 2022, the Company recognized $1,966 (2021 - $Nil) as share-based compensation associated with this option, which was recorded as part of the advertising and promotion expenses for the nine-month period ended October 31, 2022. The fair value of this stock option was estimated using the Black-Scholes Option Pricing model using the following assumptions:

October 31, 2022
Expected life	5 years
Annualized volatility	195% - 238%
Risk-free interest rate	1.52% - 3.43%
Dividend yield	Nil
Fair Value at vesting	$0.07 - $0.218

The changes in the number of options outstanding during the nine-month period ended October 31, 2022, and for the year ended January 31, 2022, are as follows:

	Nine months ended October 31, 2022		Year ended January 31, 2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Options outstanding, beginning	1,750,000	$0.25	-	$	n/a
Options expired/cancelled(1)	(30,000)	$0.25	1,750,000		$0.25
Options outstanding, ending	1,720,000	$0.25	1,750,000		$0.25
Options outstanding, exercisable	1,707,500	$0.25	1,700,000		$0.25

The options expired in accordance with the terms of the Option Plan on retirement of the option holder.

14 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

At October 31, 2022, the Company had 1,720,000 Share purchase options issued and outstanding, with 1,707,500 share purchase options exercisable on that date. All options were exercisable at $0.25 per Share, and had a weighted average life of 4.07 years.

11.RELATED PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole

The following amounts were due to related parties as at:

	October 31, 2022	January 31, 2022

Due to a company owned by an officer and director (a)	$80,041	$21
Due to a company controlled by officers and directors (a)	146,954	39,565
Due to a company controlled by officers and directors (a)	140,450	5,650
Due to the Chief Executive Officer (“CEO”) (a), (b)	13,360	5,476
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,365	1,272
Due to a major shareholder (a), (b)	3,412	3,180
Due to a company controlled by a director (a)	1,586	2,090
Total due to related parties	$387,168	$57,254

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,047 (USD$1,500), CFO agreed to acquire the NSR for $1,365 (USD$1,000), and the major shareholder agreed to acquire the NSR for $3,412 (USD$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of USD$10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As at October 31, 2022 and January 31, 2022, the following amounts were included in long-term debt due to related parties

	October 31, 2022	January 31, 2022

Due to a company owned by an officer and director (c)	$-	$74,763
Due to a company controlled by officers and directors (c)	-	84,750
Total long-term amounts due to related parties	$-	$159,513

(c)At October 31, 2022, the above payables to related parties were included in current liabilities.

15 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

The following amounts were due under the notes payable the Company issued to related parties:

	October 31, 2022	January 31, 2022

Note payable to CEO (d)	$1,328,391	$804,309
Note payable to CFO (d)	16,286	14,298
Note payable to a company controlled by officers and directors (d)	181,219	170,730
Note payable to a major shareholder (d)	617,720	566,166
Total notes payable to related parties(e)	$2,143,616	$1,555,503

(d)The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are  payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

(e)At January 31, 2022, the complete amount due under the notes payable was presented as part of long-term liabilities. At October 31, 2022, these notes were included in current liabilities.

During the three-month period ended October 31, 2022, the Company accrued $42,323 (October 31, 2021 - $30,178) in interest expense on the notes payable to related parties.

During the nine-month period ended October 31, 2022, the Company accrued $119,328 (October 31, 2021 - $87,244) in interest expense on the notes payable to related parties.

Transactions with Related Parties

During the nine-month periods ended October 31, 2022 and 2021, the Company incurred the following expenses with related parties:

	Three months ended October 31,		Nine months ended October 31,
	2022	2021	2022	2021
Consulting fees to a company owned by an officer and director	$15,000	$15,000	$45,000	$45,000
Consulting fees to a company controlled by officers and directors	15,000	15,000	45,000	45,000
Consulting fees to a company controlled by VP of Finance	-	7,724	7,120	16,033
Prepaid consulting fees to a company controlled by VP of Finance	-	(7,893)	-	14,431
Mineral exploration and general administrative expenses to a company controlled by officers and directors	2,386	-	98,921	-
Legal fees to a company controlled by a director	9,481	10,309	17,701	21,109
Rent fees to a company controlled by officers and directors	-	3,000	-	9,000
Total transactions with related parties	$41,867	$43,140	$213,742	$150,573

16 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited)

12.SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	October 31, 2022	January 31, 2022
Equipment	$57,263	$22,637
Exploration and evaluation assets	746,093	821,773
	$803,356	$844,410

17 | Page